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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washhington, D.C. 20549


FORM 15

CERTFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-21421

VCampus Corporation
(Exact name of registrant as specified in its charter)

1850 Centennial Park Drive, Suite 200, Reston, VA 20191
703-893-7800
(Address, including zip code and telephone number, including area code, of registrants principal executive offices)


Common Stock, Par Value $.01 Per Share
(Title of each class of securities covered by this Form)


None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

Rule 126-4(a)(1)(i)  [ ]			Rule 12h-3(b)(1)(i)  [x]
Rule 12g-4(a)(1)(ii) [ ]			Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i)  [ ]  			Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(ii) [ ]			Rule 12h-3(b)(2)(ii) [ ]
						Rule 15d-6           [ ]

Approximate number of holders of record as of the certification or notice date: 250

	Pursuant to the requirements of the Securities Exchange Act of 1934 VCampus Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 4, 2008		By: /s/ Narasimham P. Kannan
Narasimhan P. Kannan, Chief Executive Officer and President